June 29, 2006

VIA FEDERAL EXPRESS

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tangela Richter and Donna Levy

Re:	Star Scientific, Inc. Pre-Effective Amendment No. 1 to
Registration Statement on Form S-3 File No. 333-134222

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Star Scientific, Inc., hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 12:00 p.m. on July 3, 2006, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Star Scientific, Inc.

By:	/s/ Robert E. Pokusa
Name: Robert E. Pokusa Title: Secretary and General Counsel

cc:	Tangela Richter (SEC)
Donna Levy (SEC)
William P. O’Neill of Latham & Watkins, LLP
Brandon Bortner of Latham & Watkins, LLP